SO 2/25/03

03001553

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 19 2003 WASH, D.C. 187

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-4675~~ 46745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berwyn Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1189 East Lancaster Avenue
(No. and Street)

Berwyn (City) PA (State) 19112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin M. Ryan, President 610-408-9850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantas, Ohliger, McGary & Quinn, P.C.
(Name – *if individual, state last, first, middle name*)

660 American Avenue, Suite 101 (Address) King of Prussia (City) PA (State) 19406 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN M RYAN, swear (~~or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERWYN FINANCIAL SERVICES CORP, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THE COMPANY, BFS 800279 + BFS 800244, OFFICERS + DIRECTORS EDWARD A. KILLEN, BFS 100404, BFS 601705, BFS 601853 + BFS 601934; ROBERT E. KILLEN, BFS 100528, BFS 701564, BFS 400009 + BFS 400033.

Kevin M Ryan
Signature

PRESIDENT
Title

Sharon L. Lynch
Notary Public

Notarial Seal
Sharon L. Lynch, Notary Public
Phoenixville Boro, Chester County
My Commission Expires Aug. 8, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERWYN FINANCIAL SERVICES CORP.

YEARS ENDED DECEMBER 31, 2002 AND 2001

BERWYN FINANCIAL SERVICES CORP.
YEARS ENDED DECEMBER 31, 2002 AND 2001

CONTENTS

MANTAS, OHLIGER, MCGARY & QUINN, P.C.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

We have audited the accompanying balance sheets of Berwyn Financial Services Corp. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berwyn Financial Services Corp. as of December 31, 2002 and 2001, and the results of its operations, changes in shareholders' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantas, Ohliger, McGary & Quinn P.C.

January 16, 2003

660 American Avenue • Suite 101 • King of Prussia, Pennsylvania 19406
Office (610) 337-8811 • Fax (610) 337-8816

BERWYN FINANCIAL SERVICES CORP.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current assets:		
Cash	$ 335	$ 1,240
Restricted cash on deposit with clearing organizations	75,000	75,000
Commissions receivable	14,365	14,487
Investments, at fair value	325,242	308,556
Prepaid expenses	8,115	6,767
Prepaid taxes	2,200	5,664
Deferred tax asset	9,000	9,000
Total current assets	434,257	420,714
Equipment, net of accumulated depreciation of $30,994 in 2002 and $28,137 in 2001	2,905	5,762
	$437,162	$426,476

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Current liabilities:		
Line of credit	$ 92,715	$ 98,767
Accounts payable	1,406	2,555
Accrued expenses	16,598	9,150
Total current liabilities	110,719	110,472
Stockholders' equity:		
Common stock, $1 par value; 20,000 shares authorized; 19,500 shares issued and outstanding	19,500	19,500
Additional paid-in capital	60,000	60,000
Retained earnings	246,943	236,504
	326,443	316,004
	$437,162	$426,476

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commissions	$403,923	$392,790
Consulting	4,875	7,300
Interest and dividends	24,267	30,922
Realized and unrealized gain (loss) on investments	(2,865)	35,543
	430,200	466,555
Expenses:		
Computer	649	3,581
Depreciation	2,856	3,188
Dues and subscriptions	891	1,400
Employee benefits	10,659	6,825
Insurance	583	1,297
Interest	1,392	4,915
Management fee	7,438	3,557
Miscellaneous	1,558	4,811
Office	6,896	7,451
Payroll taxes	11,118	13,205
Professional fees	14,129	12,486
Profit-sharing contribution	35,908	28,200
Registration fees and other taxes	15,375	7,348
Rent	9,420	9,420
Salaries and bonuses	143,709	187,875
Trade clearing	150,901	150,844
Travel	2,579	2,510
	416,061	448,913
Income before income taxes	14,139	17,642
Income taxes	3,700	5,800
Net income	$ 10,439	$ 11,842

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common stock		Additional paid-in capital	Retained earnings
	Shares	Amount		
Balance, January 1, 2001	19,500	$19,500	$60,000	$224,662
Net income				11,842
Balance, December 31, 2001	19,500	19,500	60,000	236,504
Net income				10,439
Balance, December 31, 2002	19,500	$19,500	$60,000	$246,943

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 10,439	$ 11,842
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	2,856	3,188
Deferred income tax expense		5,107
Realized and unrealized (gain) loss on investments	2,865	(35,542)
Changes in operating assets and liabilities:		
Decrease in prepaid taxes	3,464	647
Decrease in commissions receivable	122	1,444
(Increase) decrease in prepaid expenses	(1,348)	2,486
Increase (decrease) in accounts payable	(1,149)	25
Increase in accrued expenses	7,448	9,150
Net cash provided by (used in) operating activities	24,697	(1,653)
Cash flows from investing activities:		
Purchase of equipment		(1,333)
Proceeds from sale of investments	100,000	
Purchase of investments	(119,550)	
Increase in deposit with clearing organization		(25,000)
Net cash used in investing activities	(19,550)	(26,333)
Net cash provided by (used in) financing activities, net increase (decrease) in line of credit	(6,052)	27,771
Net decrease in cash	(905)	(215)
Cash, beginning of year	1,240	1,455
Cash, end of year	$ 335	$ 1,240
Supplemental disclosure of cash flow information, cash paid during the year for:		
Interest	$ 1,392	$ 4,916
Income taxes	$ 370	$ 480

The accompanying notes are an integral part of these financial statements.

1. Description of business and summary of significant accounting policies:

Description of business:

Berwyn Financial Services Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is incorporated under the laws of Pennsylvania and provides brokerage services, pension administration, and financial consulting services to its clientele.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment and depreciation:

The cost of equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Useful lives range from three to five years.

Income taxes:

Income taxes are presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Deferred income taxes are provided for temporary differences in recognizing expenses between financial statement and income tax reporting. These differences relate principally to the use of tax methods of depreciation and unrealized appreciation (depreciation) on investments.

Investments:

Investments consist primarily of mutual funds which invest in equity and debt securities, and are stated at fair value as determined in an active market. Changes in unrealized gains and losses on trading securities during a reporting period are included in the statement of operations.

1. Description of business and summary of significant accounting policies (continued):

Securities transactions:

As an introducing broker, the Company cannot hold cash or securities for its customers. Commission revenues and related expenses are recorded on a trade date basis as securities transactions occur. The Company has separate agreements with three affiliated entities, The Berwyn Fund, Berwyn Income Fund, and Berwyn Cornerstone Fund. The agreements, which are renewable annually by the Board of Directors of the Funds, call for the Company to be a non-exclusive selling agent for the Funds in all jurisdictions that require the shares of the Funds to be sold through broker-dealers and/or issuer-dealers.

Cash and cash equivalents

The Company considers all highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business, to be cash equivalents.

Restricted cash:

Restricted cash is comprised of funds on deposit with a clearing organization.

Concentrations of risk:

Financial instruments which potentially subject the Company to significant concentrations of risk are principally investments and cash deposits. Investments are managed by professional advisors. The degree and concentration of risk varies by the type of investment. Cash deposits are maintained with the Company's clearing broker and a local bank. Management continually monitors the performance of the professional advisors and the financial strength of the financial institutions to minimize its risk.

Accounts on deposit at a commercial bank are insured by the Federal Deposit Insurance Corporation up to $100,000. Accounts at the clearing broker are insured by the Securities Investor Protection Corporation up to $100,000. At December 31, 2002 and 2001 the Company had no balances in excess of the insured limits.

Reclassifications:

Certain reclassifications have been made to the 2001 financial statement balances to conform with the 2002 presentation.

2. Related parties:

One of the Company's stockholders also controls other entities whose operations are similar to those of the Company.

The Company derives a substantial portion of its revenues from three mutual funds which are managed by related parties. Commissions generated from transactions with these three funds represent approximately 44% and 38% of the total commissions revenue of the Company in 2002 and 2001, respectively.

The Company leases office space, furnishings, and equipment from an affiliate. The lease is classified as an operating lease and provides for minimum monthly rentals of $785 through December 31, 2003.

Employees are compensated by both the Company, as well as an affiliate, based upon actual time worked.

Transactions with these related entities were as follows:

	2002	2001
Commissions revenue from related party	$ 176,903	$ 146,989
Management fee expense to related party	$ 7,438	$ 3,557
Rent and personnel expenses to related party	$ 21,233	$ 18,238
Accrued expenses payable to related party	$ 1,206	$ 693

The shareholders are in a position to, and in the future may, influence the sales volume of the Company for the benefit of the other entities in the same line of business that are under their control.

3. Investments:

Investments consist of mutual fund holdings at quoted market values as follow:

	2002	2001
The Berwyn Fund	$ 94,679	$ 153,316
Berwyn Income Fund	111,247	155,240
Berwyn Cornerstone Fund	39,759	
PSEG PWR Bond, 7.75%, matures 4/15/2011	79,557	
	$ 325,242	$ 308,556

Realized and unrealized gains (losses) on investments in 2002 and 2001 are as follows:

	2002	2001
Realized gains (losses)	$ (1,664)	
Unrealized gains (losses)	(1,201)	$ 35,543
	$ (2,865)	$ 35,543

4. Line of credit:

Under an agreement with National Financial Services Corporation, the Company can borrow, on margin, up to 50% of the market value of its investments. The loan is collateralized by the investments described in Note 3. Interest is paid monthly at a variable rate. At December 31, 2002 and 2001, the interest rate on the margin account was 4.00%.

5. Income taxes:

Income tax expense consists of the following:

	2002	2001
Current expense:		
Federal	$ 3,100	$ 600
State	600	200
	3,700	800
Deferred expense:		
Federal		3,400
State		1,600
		5,000
	$ 3,700	$ 5,800

The 2002 and 2001 temporary and cumulative differences giving rise to the deferred tax asset consist primarily of differences between book and tax depreciation and unrealized gains and losses on securities.

A valuation allowance on the deferred tax asset has not been recorded because management believes the amount will be realized in the future.

6. Profit-sharing plan:

The Company has a profit-sharing plan for those employees and officers who meet the eligibility requirements set forth in the plan. Substantially all of the Company's full-time employees are covered by the plan. The amount of the annual contribution to the plan is at the discretion of the Company's Board of Directors. Profit-sharing expense was $35,908 in 2002 and $28,200 in 2001. Participants vest 50% after one year and are fully vested after two years.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 and 2001, the Company had net capital of $251,660 and $235,598, which was $244,278 and $228,233 in excess of its required net capital of $7,382 and $7,365 respectively. The Company's ratios of aggregate indebtedness to net capital were .43 to 1 and .47 to 1 as of December 31, 2002 and 2001, respectively. Accounting principles generally accepted in the United States of America require transactions be recorded on the trade date. Regulatory reporting in the monthly unaudited Form X-17a-5 permits reporting on the settlement date. A computation of net capital is included in the additional information.

The determination of reserve requirements pursuant to Rule 15c3-3 is not required due to a subparagraph (k)(2)(ii) exemption.

BERWYN FINANCIAL SERVICES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net capital:	
Total ownership equity from balance sheet	$326,443
Less ownership equity represented by trades at year end	3,777
Net capital per Form X-17A-5 (Focus Report)	322,666
Deductions:	
Non-allowable assets:	
Equipment	2,905
Other assets	9,000
Prepaid expenses	10,315
	22,220
Net capital before haircuts on securities positions	300,446
Haircuts on securities positions	48,786
Net capital	$251,660
Aggregate indebtedness:	
Line of credit	$ 92,715
Accounts payable	1,406
Accrued expenses	16,598
Total aggregate indebtedness	$110,719
Minimum net capital required	$ 7,382
Excess net capital at 1,500 percent	$244,278
Excess net capital at 1,000 percent	$240,588
Ratio: aggregate indebtedness to net capital	.43:1

There are no material differences between the information on this schedule and the information included in Part II of Form X-17A-5 (Focus Report) as of December 31, 2002.

BERWYN FINANICAL SERIVCES CORP.

INTERNAL ACCOUNTING CONTROL
YEAR ENDED DECEMBER 31, 2002

MANTAS, OHLIGER, MCGARY & QUINN, P.C.
Certified Public Accountants

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

In planning and performing our audit of the financial statements of Berwyn Financial Services Corp. for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Berwyn Financial Services Corp., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

660 American Avenue • Suite 101 • King of Prussia, Pennsylvania 19406
Office (610) 337-8811 • Fax (610) 337-8816

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mantas, Ohliger, McGary & Quinn P.C.

January 16, 2003